--------                                                                                                ---------------------------
 FORM 3                                                                                                       OMB APPROVAL
--------                               UNITED STATES SECURITIES AND EXCHANGE COMMISSION                 ---------------------------
                                                    WASHINGTON, D.C. 20549                              OMB Number:  3235-0104
                                                                                                        Expires: September 30, 1998
                                     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES            Estimated average burden
                                                                                                        hours per response... 0.5

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                              Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
-----------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting       |  2. Date of Event Re-   |  4. Issuer Name AND Ticker or Trading Symbol
   Person*                             |     quiring Statement   |     SPECIAL METALS CORPORATION (SMCX)
   TITANIUM METALS CORPORATION (1)     |     (Month/Day/Year)    |-----------------------------------------------------------------
---------------------------------------|                         | 5. Relationship of Reporting      | 6. If Amendment, Date of
(Last)        (First)       (Middle)   |        11/27/98         |    Person(s) to Issuer            |    Original (Month/Day/Year)
                                       |-------------------------|    (Check all applicable)         |
       1999 Broadway, Suite 4300       |  3. I.R.S. Identi-      | ___ Director      __X__ 10% Owner |-----------------------------
---------------------------------------|     fication Number of  | ___ Officer       _____ Other     | 7. Individual or Joint/
               (Street)                |     Reporting Person,   |     (give title         (specify  |    Group Filing (Check
                                       |     if an entity        |      below)              below)   |    Applicable Line)
                                       |     (voluntary)         |                                   | ___ Form filed by One
                                       |                         |                                   |     Reporting Person
                                       |                         |     -------------------------     | _X_ Form filed by More than
        DENVER, COLORADO   80202       |                         |                                   |     One Reporting Person
-----------------------------------------------------------------------------------------------------------------------------------
(City)          (State)         (Zip)  |      TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                       |
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                   | 2. Amount of Securities         | 3. Ownership         | 4. Nature of Indirect Beneficial
   (Instr. 4)                          |    Beneficially Owned           |    Form: Direct      |    Ownership (Instr. 5)
                                       |    (Instr. 4)                   |    (D) or Indirect   |
                                       |                                 |    (I)  (Instr. 5)   |
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|----------------------------------
                                       |                                 |                      |
-----------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                  SEC 1473 (7-97)

           POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION IN THIS FORM ARE NOT REQUIRED
           TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
                                                                                                                      Page 1 of 8

        TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
-----------------------------------------------------------------------------------------------------------------------------------
1.Title of Derivative Security | 2.Date Exer-  | 3.Title and Amount of Securities | 4.Conver- | 5. Owner-    | 6. Nature of
  (Instr. 4)                   |   cisable and |   Underlying Derivative Security |  sion or  |    ship      |    Indirect
                               |   Expiration  |   (Instr. 4)                     |  Exercise |    Form of   |    Beneficial
                               |   Date        |                                  |  Price of |    Deriv-    |    Ownership
                               |   (Month/Day/ |                                  |  Deriv-   |    ative     |    (Instr. 5)
                               |   Year)       |                                  |  ative    |    Security: |
                               |---------------|----------------------------------|  Security |    Direct    |
                               |Date   |Expir- |                        | Amount  |           |    (D) or    |
                               |Exer-  |ation  |         Title          | or      |           |    Indirect  |
                               |cisable|Date   |                        | Number  |           |    (I)       |
                               |       |       |                        | of      |           |    (Instr. 5)|
                               |       |       |                        | Shares  |           |              |
                               |       |       |                        |         |           |              |
-------------------------------|-------|-------|------------------------|---------|-----------|--------------|---------------------
                               |       |       |                        |         |           |              |
6.625% SERIES A SENIOR         |       |       |                        |         |           |              |
PREFERRED STOCK (LIQUIDATION   |       |       |                        |         |           |              |
AMOUNT $50 PER SHARE), PAR     |       |4/27/06| COMMON STOCK, PAR      |4,848,484|           |              |
VALUE $0.01 PER SHARE          |  (2)  |  (2)  | VALUE $0.01 PER SHARE  |   (2)   |    (2)    |       I      |By TFMC (3)
-------------------------------|-------|-------|------------------------|---------|-----------|--------------|---------------------
                               |       |       |                        |         |           |              |
-------------------------------|-------|-------|------------------------|---------|-----------|--------------|---------------------
                               |       |       |                        |         |           |              |
-------------------------------|-------|-------|------------------------|---------|-----------|--------------|---------------------
                               |       |       |                        |         |           |              |
-------------------------------|-------|-------|------------------------|---------|-----------|--------------|---------------------
                               |       |       |                        |         |           |              |
-------------------------------|-------|-------|------------------------|---------|-----------|--------------|---------------------
                               |       |       |                        |         |           |              |
-------------------------------|-------|-------|------------------------|---------|-----------|--------------|---------------------
                               |       |       |                        |         |           |              |
-------------------------------|-------|-------|------------------------|---------|-----------|--------------|---------------------
                               |       |       |                        |         |           |              |
-------------------------------|-------|-------|------------------------|---------|-----------|--------------|---------------------
                               |       |       |                        |         |           |              |
-------------------------------|-------|-------|------------------------|---------|-----------|--------------|---------------------
                               |       |       |                        |         |           |              |
-----------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:

See the continuation pages for footnotes.

                                                                  /s/ J. Landis Martin, Chairman of the Board         12/7/98
                                                                  -------------------------------------------      ----------------
                                                                       **Signature of Reporting Person                  Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                                                                      Page 2 of 8
                                                                                                                   SEC 1473 (7-97)

-------------------------                                --------
----------
FORM 3 CONTINUATION PAGE|                                |Page 3
of 8 pages
-----------------------------------------------------------------
----------
Name and Address of Reporting Person: |Date of Event Requiring
Statement
                                      |(Month/Day/Year):
TITANIUM METALS CORPORATION           |
1999 Broadway, Suite 4300             |
Denver, Colorado   80202              |        November 27, 1998
-----------------------------------------------------------------
----------
                   Issuer and Ticker or Trading Symbol:

                    Special Metals Corporation (SMCX)
-----------------------------------------------------------------
----------

Footnotes:


(1) The following entities ("Additional Reporting Persons") join in this filing with Titanium Metals Corporation as the designated filer:

     Tremont Corporation
     NL Industries, Inc.


     By: /s/ J. Landis Martin
         ------------------------------     Date:  December 7,
     1998
         J. Landis Martin, as President
         of each of the Additional
         Reporting Persons

     The address of each of the Additional Reporting Persons is:

     Tremont Corporation                 NL Industries, Inc.
     1999 Broadway, Suite 4300           16825 Northchase Drive,
     Suite 1200
     Denver, Colorado   80202            Houston, Texas   77060

(2) The 6.625% Series A Senior Convertible Preferred Stock (Liquidation Amount $50.00 Per Share), par value $0.01 per share (the "Preferred Stock"), of the issuer will become convertible into shares of common stock, par value $0.01 per share (the "Common Stock"), of the issuer, subject to certain conditions, on January 26, 1999, at the earliest,

-------------------------                                --------
----------
FORM 3 CONTINUATION PAGE|                                |Page 4
of 8 pages
-----------------------------------------------------------------
----------
Name and Address of Reporting Person: |Date of Event Requiring
Statement
                                      |(Month/Day/Year):
TITANIUM METALS CORPORATION           |
1999 Broadway, Suite 4300             |
Denver, Colorado   80202              |        November 27, 1998
-----------------------------------------------------------------
----------
                   Issuer and Ticker or Trading Symbol:

                    Special Metals Corporation (SMCX)
-----------------------------------------------------------------
----------

and thereafter may be converted at any time prior to the close of business on the business day immediately proceeding a voluntary redemption the Preferred Stock by the issuer (as permitted by the terms of the Preferred Stock) or the mandatory redemption of the Preferred Stock by the issuer on April 28, 2006. Each share of Preferred Stock is convertible into such number of whole shares of Common Stock as is equal to the aggregate liquidation amount of such Preferred Stock surrendered for conversion divided by $16.50 per share, subject to certain adjustments. The liquidation amount per share of Preferred Stock is $50.00 plus all accumulated and unpaid dividends. This description of the Preferred Stock is qualified in its entirety by reference to the Certificate of Designations for the Preferred Stock that the issuer filed on October 28, 1998 with the Secretary of State of the State of Delaware, which Certificate of Designations is filed as Exhibit 4.5 to the issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 1998 and incorporated herein by reference.

(3) TIMET Finance Management Company, a Delaware corporation, directly holds the shares of Preferred Stock. See
     Additional Information below for a description of the relationship.

-------------------------                                --------
----------
FORM 3 CONTINUATION PAGE|                                |Page 5
of 8 pages
-----------------------------------------------------------------
----------
Name and Address of Reporting Person: |Date of Event Requiring
Statement
                                      |(Month/Day/Year):
TITANIUM METALS CORPORATION           |
1999 Broadway, Suite 4300             |
Denver, Colorado   80202              |        November 27, 1998
-----------------------------------------------------------------
----------
                   Issuer and Ticker or Trading Symbol:

                    Special Metals Corporation (SMCX)
-----------------------------------------------------------------
----------

                     Additional Information

     Titanium Metals Corporation ("TIMET") is the direct holder of 100% of the outstanding shares of TIMET Finance Management Company ("TMFC") and may be deemed to control TFMC. Tremont Corporation ("Tremont") is the direct holder of 33.5% of the outstanding common stock of TIMET and has an option to purchase an additional 4.8% of TIMET's outstanding common stock expiring on February 15, 1999. Tremont may be deemed to control TIMET. Valhi, Inc. ("Valhi"), the Harold Simmons Foundation, Inc. (the "Foundation"), NL Industries, Inc. ("NL"), Valmont Insurance Company ("Valmont") and The Combined Master Retirement Trust (the "CMRT") are the direct holders of approximately 48.4%, 3.9%, 0.6% 0.5% and 0.1%, respectively, of the outstanding shares of common stock of Tremont. Valhi may be deemed to control Tremont. Valhi and Tremont are the direct holders of approximately 57.8% and 19.6%, respectively of the outstanding common stock of NL and together may be deemed to control NL. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), Contran Corporation ("Contran"), the Foundation and the CMRT are the direct holders of 81.9%, 9.5%, 0.8%, 0.5% and 0.1% of the common stock of Valhi.
Together, VGI, National and Contran may be deemed to control Valhi. National, NOA, Inc. ("NOA") and Dixie Holding Company ("Dixie Holding") are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA, and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct

-------------------------                                --------
----------
FORM 3 CONTINUATION PAGE|                                |Page 6
of 8 pages
-----------------------------------------------------------------
----------
Name and Address of Reporting Person: |Date of Event Requiring
Statement
                                      |(Month/Day/Year):
TITANIUM METALS CORPORATION           |
1999 Broadway, Suite 4300             |
Denver, Colorado   80202              |        November 27, 1998
-----------------------------------------------------------------
----------
                   Issuer and Ticker or Trading Symbol:

                    Special Metals Corporation (SMCX)
-----------------------------------------------------------------
----------

holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of approximately 88.8% and 66.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain of Mr. Harold C. Simmons' children and grandchildren (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of such shares.

     The CMRT directly holds approximately 0.1% of each of the outstanding shares of Tremont and Valhi common stock. The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is the sole trustee of the CMRT and the sole member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

-------------------------                                --------
----------
FORM 3 CONTINUATION PAGE|                                |Page 7
of 8 pages
-----------------------------------------------------------------
----------
Name and Address of Reporting Person: |Date of Event Requiring
Statement
                                      |(Month/Day/Year):
TITANIUM METALS CORPORATION           |
1999 Broadway, Suite 4300             |
Denver, Colorado   80202              |        November 27, 1998
-----------------------------------------------------------------
----------
                   Issuer and Ticker or Trading Symbol:

                    Special Metals Corporation (SMCX)
-----------------------------------------------------------------
----------

     The Foundation directly holds approximately 3.9% of the outstanding Tremont common stock and 0.5% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

     The Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") directly holds approximately 0.2% of Valhi common stock. Boston Safe Deposit and Trust Company serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Due to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     Valmont and NL directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock owned by Valmont and NL as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board and chief executive officer of Valhi, VGI, National, NOA, Dixie Holding,
Dixie Rice, Southwest and Contran.

-------------------------                                --------
----------
FORM 3 CONTINUATION PAGE|                                |Page 8
of 8 pages
-----------------------------------------------------------------
----------
Name and Address of Reporting Person: |Date of Event Requiring
Statement
                                      |(Month/Day/Year):
TITANIUM METALS CORPORATION           |
1999 Broadway, Suite 4300             |
Denver, Colorado   80202              |        November 27, 1998
-----------------------------------------------------------------
----------
                   Issuer and Ticker or Trading Symbol:

                    Special Metals Corporation (SMCX)
-----------------------------------------------------------------
----------

     Mr. Simmons is also chairman of the board of NL and a director of Tremont.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above (except the issuer), (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares beneficially owned by TFMC. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Harold C. Simmons' spouse is the direct owner of 3,747 shares of Tremont common stock and 77,000 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.